SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAY TRAFFIC GROWS 12% TO 10.6M CUSTOMERS

LOAD FACTOR RISES 2% POINTS TO 94% ON LOWER FARES

Ryanair, Europe's favourite airline, today (2 Jun) released May traffic statistics as follows:

●	Traffic grew 12% to 10.6m customers.

●	Load factor rose 2% points to 94%.

●	Rolling annual traffic to May grew 16% to 108.5m customers.

	May 15	May 16	Change
Customers	9.5M	10.6M	+12%
Load Factor	92%	94%	+2%

Ryanair's Kenny Jacobs said:

"Ryanair's May traffic grew by 12% to 10.6m customers, while our load factor jumped 2% points to 94%. These record monthly numbers and load factors were delivered, at lower fares, despite the ongoing disruptions being caused by ATC strikes in France, as lower fares and the continuing success of our "Always Getting Better" customer experience programme continue to deliver even more great value for our customers.

Ryanair customers can look forward to more improvements, as part of Year 3 of our "Always Getting Better" programme, which includes even lower fares, more new routes, new digital features and new cabin interiors, as Ryanair continues to deliver the lowest fares and the most on time flights in Europe."

ENDS

For further information
please contact:
Robin Kiely                                           Joe Carmody
                                                Ryanair Ltd                                           Edelman Ireland
                                                Tel: +353-1-9451949                         Tel: +353-1-6789333
        press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 June, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary